Exhibit 99.3

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND RELATED NOTES FOR THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.


                                       YEAR ENDED DECEMBER 31,
                                         -----------------
                                          2005       2004
                                         ------     ------
STATEMENT OF OPERATIONS DATA:
Total revenues                            100.0%     100.0%
Cost of total revenues                    233.7      181.2
                                         ------     ------
Gross loss                               (133.7)     (81.2)
Research and development expenses, net     15.7       13.5
Marketing, general and administrative
expenses                                   17.1       16.9
                                         ------     ------
Operating loss                           (166.5)    (111.6)
Financing expense, net                    (35.0)     (23.6)
Other income, net                          2.34       25.9
                                         ------     ------
Loss                                     (199.1)%   (109.3)%
                                         ======     ======

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

     TOTAL REVENUES. Total Revenues for the year ended December 31, 2005 decreased by 19.1% to $102.0 million from $126.1 million for the year ended December 31, 2004. This $24.1 million decrease was mainly attributable to lower volume of wafer shipments, which was partly offset by increased revenues from a joint development agreement for certain technology with a Japanese semiconductor manufacturer.

     During the year ended December 31, 2005, we had five significant customers who contributed between 3% and 22% of our revenues.

     COST OF TOTAL REVENUES. Cost of total revenues for the year ended December 31, 2005 amounted to $238.4 million, compared with $228.4 million for the year ended December 31, 2004. This increase was mainly due to an increase in depreciation and amortization expenses which was partly offset by cost reductions and efficiency measures taken by the Company.

     GROSS LOSS. Gross loss for the year ended December 31, 2005 was $136.4 million compared to a gross loss of $102.4 million for the year ended December 31, 2004. The increase in gross loss was mainly attributable to the decrease in total revenues and to the increased cost of total revenues.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2005 decreased to $16.0 million from $17.1 million for the year ended December 31, 2004. The decrease was mainly attributable to cost reductions and efficiency measures taken by the Company. Research and development expenses are reflected net of participation grants received from the Israeli government ($1.0 million and $1.5 million, for the years ended December 31, 2005 and 2004, respectively).

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2005 decreased to $17.4 million from $21.3 million for the year ended December 31, 2004, primarily due to cost reductions and efficiency measures taken by the Company.

     OPERATING LOSS. Operating loss for the year ended December 31, 2005 was $169.8 million, compared to $140.7 million for the year ended December 31, 2004. The increase in the operating loss is attributable mainly to the increase in the gross loss.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended December 31, 2005 were $35.7 million compared to financing expenses, net of $29.8 million for the year ended December 31, 2004. This increase is mainly due to an increase of $7.6 million in connection with our Fab 2 credit facility agreement attributable to (i) a higher amount of long-term loans which financed the construction and equipping of Fab 2 during the year ended December 31, 2005 as compared to the amount of such long-term loans during the year ended December 31, 2004, and (ii) an increase in the LIBOR rate from an average of approximately 1.5% per annum for the year ended December 31, 2004 to an average of approximately 3.3% per annum for the year ended December 31, 2005 (our long-term loans bear interest at a rate of LIBOR + 2.5% per annum).

     OTHER INCOME, NET. Other income, net, for the year ended December 31, 2005 was $2.4 million compared to $32.7 million for the year ended December 31, 2004. This decrease was mainly attributable to the $32.4 million gain from the sale of the Saifun Semiconductor shares in 2004.

     LOSS. Our loss for the year ended December 31, 2005 was $203.1 million, compared to $137.8 million for the year ended December 31, 2004. This increase is primarily attributable to the increase in the operating loss of $29.1 million, the increase in financing expenses, net of $5.9 million, and the decrease in other income, net of $30.3 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2005, the exchange rate of the dollar vis-a-vis the NIS increased by 6.8%, and the Israeli Consumer Price Index, or CPI, increased by 2.4% (In 2004 - a decrease of 1.6% in the exchange rate of the dollar vis-a-vis the NIS and an increase of 1.2% in the CPI)

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2005, we had an aggregate of $39.0 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $22.0 million was contractually restricted for Fab 2 use only and $9.6 million was contractually restricted for exclusive use in the Siliconix project. This compares to $81.5 million we had as of December 31, 2004 in cash, cash equivalents, and short-term and interest-bearing deposits, of which $39.7 million was contractually restricted for Fab 2 use only and $14.1 million was contractually restricted for exclusive use in the Siliconix project. In addition, as of December 31, 2004, we had $5.1 million in long-term interest-bearing deposits which was contractually restricted for Fab 2 use only.

     During the year ended December 31, 2005, we received $21.1 million from bank loans, $25.1 million in proceeds from the issuance of convertible debentures, net, $7.5 million from Investment Center grants and $2.2 million in proceeds from the sale and disposal of property and equipment. These liquidity resources partially financed our operating activities (net amount of $60.7 million) and our investments made during the year ended December 31, 2005, which aggregated $42.7 million, mainly in connection with the construction, purchase and installation of equipment and other assets for Fab 2.

     As of December 31, 2005, we had long-term loans in the amount of $518.1 million we obtained in connection with the establishment of Fab 2. Of that amount $21.1 million are presented as current maturities as of December 31, 2005. In addition, as of such date we had convertible debentures in the aggregate of $51.3 million, of which $6.5 million are presented as current maturities.